Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any amendments thereto, with respect to the common stock of Clean Energy Technologies, Inc., a company incorporated under the laws of Nevada, and that this agreement be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of May 15, 2020.

MGW INVESTMENT I LIMITED

/s/ Robert Newman
Name:	Robert Newman, Esq.
Title:	Authorized Attorney-In-Fact for MGI Investment I Limited

/s/ Robert Newman
Name:	Robert Newman
Title:	Authorized Attorney-In-Fact for Calvin Sean Pang